# Nasdaq Regulation



Eun Ah Choi
Vice President
Listing Qualifications

July 23, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 23, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Lucid Group, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common stock, par value $0.0001

Warrants, each exercisable for one share of Class A Common Stock
at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

*Eun Ah Choi*